Exhibit 99.1

PRESS RELEASE

INTESA SANPAOLO:  STAKES IN ENI AND ATLANTIA
(FORMERLY AUTOSTRADE)

Torino, Milano, 11th June 2007 – Today, Intesa Sanpaolo has notified Consob - by filing the relevant 120 A forms - that on 5th June 2007 the Group exceeded the 2% threshold in the ordinary share capital of ENI up to 2.25%, due to transactions carried out under its usual trading activities having short-term horizon and hedged by derivates, and on 6th June 2007 returned below the 2% threshold in the ordinary share capital of Atlantia (formerly Autostrade).

Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com

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